IGTA MERGER SUB LIMITED

875 Washington Street

New York, NY 10014

Via Edgar

July 26, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	IGTA Merger Sub Ltd (the “Company” or “PubCo”)
Amendment No. 4 to Registration Statement on Form S-4
Filed July 12, 2024
File No. 333-276929

Dear SEC Officers:

We hereby provide our response to the comments issued in a letter dated July 19, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-4. Contemporaneously, we are publicly filing the revised Registration Statement on Form S-4 via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 4 to Registration Statement on Form S-4

Questions and Answers about the Business Combination and the Special Meeting

Will I experience dilution..., page xiii

1.

We note your response to prior comment 1, however, the second table on page xiii continues to reflect that under the No Redemption Scenario, Inception Growth Public Stockholders will hold 5,257,401 shares, which does not appear to give effect to the June 4, 2024 redemption of 1,686,707 shares. Please revise.

Response: The disclosure on page xiii of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Selected Historical Financial Information of AgileAlgo, page 116

2.

We note your revised disclosures in response to prior comment 116. However, we also note that basic and diluted net loss per share for the six months ended March 31, 2024 and 2023, as presented here and on page 16, differ from amounts presented in AgileAlgo’s statements of operations on pages F-49 and F-62. Please revise.

Response: The disclosure on pages 16 and 116 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Combined Balance Sheet, page 151

3.

We note your response to prior comment 5. Please further revise pro forma footnote (10) to discuss how you intend to fund the negative cash balance should 100% of Inception Growth’s remaining shareholders redeem their shares.

Response: AgileAlgo expects to receive net proceeds of $3,220,000 from the issuance of secured convertible notes in a private placement with a third party investor which would close no later than three business days after the closing of the business combination. AgileAlgo has signed a letter of intent with this investor and the parties are working toward executing definitive legal documentation for this investment. As the Company believes this financing is probable, it is included in the pro forma combined balance sheet. Giving effect to this financing, the combined company would not have a negative cash balance in the event 100% of Inception Growth’s remaining public stockholders redeem their shares, as reflected in the disclosure on page 158 of the Amended Registration Statement.

Exhibits

4.	Please revise to provide an updated auditor’s consent in Exhibit 23.2, which reflects the corrected opinion dates that are consistent with Inception Growth’s Form 10-K/A filed on June 3, 2024.

Response: The Company respectfully submits that it has provided an updated auditor’s consent in Exhibit 23.2 which reflects in accordance with the Staff’s comment.

Please direct any questions or comments regarding this correspondence to our outside counsel, Ted Paraskevas of Loeb & Loeb LLP at tparaskevas@loeb.com or +1 917 974 3190 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Cheuk Hang Chow
IGTA Merger Sub Ltd
Director

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